Exhibit 21.1

List of Subsidiaries of Trina Solar Limited (the “Registrant”)

Wholly-Owned Subsidiaries

1.	Top Energy International Limited, a Hong Kong company

2.	Changzhou Trina Solar Energy Co., Ltd., a PRC company

Affiliated Entity Consolidated in the Registrant’s Financial Statement

1.	Sun Era Industries Limited, a British Virgin Islands company